UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 10-Q/A1

     [X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

        For the quarterly period ended December 31, 1995

                               OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from_____to_____

            Commission file number 0-25734; 1-13684

                       DIMON INCORPORATED
         (Exact name of registrant as specified in its
                            charter)

              VIRGINIA                      54-1746567
     (State or other jurisdiction      (I.R.S. Employer
   of incorporation or organization)   Identification No.)

          512 Bridge Street
         Danville, Virginia                     24541
   (Address of principal executive           (Zip Code)
              offices)

                        (804) 792-7511
    (Registrant's telephone number, including area code)

                       Not Applicable
       (Former name, former address and former fiscal
            year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

         Yes   [X]                        No   [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                                           Outstanding at
       Class of Common Stock               April 30, 1996
            NO par value                      42,348,609

                               DIMON INCORPORATED

This Form 10-Q/A1 is filed to amend Items 1,2 and 6 of the Company's Form 10-Q for the quarter ended December 31, 1995, initially filed with the Securities and Exchange Commission on February 13, 1996. The remaining Items have not been amended and have not been restated in this Form 10-Q/A1.

                                      INDEX

                                                                       PAGE NO.
Part I.   Financial Information:

Consolidated Balance Sheet - December 31, 1995
      and June 30, 1995................................................ 3 -  4

Statement of Consolidated Income - Three Months
      and Six Months Ended December 31, 1995
      and 1994.........................................................   5


Statement of Consolidated Cash Flows - Six
      Months Ended December 31, 1995 and 1994..........................   6

Notes to Consolidated Financial Statements............................. 7 - 22

Management's Discussion and Analysis of Financial
      Condition and Results of Operations..............................23 - 27

Part II.  Other Information

Exhibits...............................................................29

                                      -2-

                         PART I. FINANCIAL INFORMATION

                      DIMON Incorporated and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                                                                December 31                   June 30
                                                                                    1995                        1995
(in thousands)                                                                  ____________               ___________
ASSETS
Current assets
    Cash and cash equivalents...................................................$   45,725                 $   42,326
    Notes receivable............................................................     1,704                      2,002
    Trade receivables, net of allowances........................................   267,742                    182,750
    Inventories:
       Tobacco..................................................................   501,974                    410,431
       Other....................................................................    14,477                     14,179
    Advances on purchases of tobacco............................................    26,588                     44,379
    Recoverable income taxes....................................................     1,895                      2,007
    Prepaid expenses............................................................    10,968                     33,045
                                                                                ------------               -----------
                       Total current assets                                        871,073                    731,119
                                                                                ------------               -----------
Investments and other assets
    Equity in net assets of investee companies..................................    10,026                     22,622
    Other investments...........................................................     4,383                      1,749
    Notes receivable............................................................     6,103                      6,107
    Other.......................................................................    30,524                     28,147
                                                                                ------------               -----------
                                                                                    51,036                     58,625
                                                                                ------------               -----------



Intangible assets
    Excess of cost over related net assets of
       business acquired........................................................    24,373                     26,167
    Production and supply contracts.............................................    37,550                     36,340
    Pension asset...............................................................     4,219                      4,219
                                                                                ------------               -----------
                                                                                    66,142                     66,726
                                                                                ------------               -----------

Property, plant, and equipment
    Land........................................................................    20,109                     19,432
    Buildings...................................................................   140,908                    135,808
    Machinery and equipment.....................................................   174,820                    169,181
    Allowances for depreciation.................................................  (108,347)                  (101,372)
                                                                                ------------               -----------
                                                                                   227,490                    223,049
                                                                                ------------               -----------

Deferred taxes and other deferred charges.......................................    13,682                     14,089
                                                                                ------------               -----------
                                                                                $1,229,423                 $1,093,608
                                                                                ============               ===========

                                      -3-

                       DIMON Incorporated and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)


                                                                                December 31            June 30
                                                                                    1995                1995
(in thousands)                                                                  ____________        ___________
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Notes payable to banks......................................................$  256,230          $  233,736
    Accounts payable:
       Trade....................................................................    64,165              56,559
       Officers and employees...................................................    23,531              20,714
       Other....................................................................    14,981              13,173
    Advances from customers.....................................................   151,526              49,224
    Accrued expenses............................................................    38,081              57,359
    Income taxes................................................................    14,233              11,199
    Long-term debt current......................................................     9,067              11,558
                                                                                ------------        -----------

                       Total current liabilities                                   571,814             453,522
                                                                                ------------        -----------

Long-term debt
    Revolving Credit Notes and Other............................................   286,632             292,528
    Convertible Subordinated Debentures.........................................    54,370              56,370
                                                                                ------------        -----------
                                                                                   341,002             348,898
                                                                                ------------        -----------

Deferred credits:
    Income taxes................................................................    18,891              10,731
    Compensation and other benefits.............................................    41,137              40,715
                                                                                ------------        -----------
                                                                                    60,028              51,446
                                                                                ------------        -----------

Minority interest in subsidiaries...............................................       565                 936
                                                                                ------------        -----------

Stockholders' equity
    Serial Preferred Stock--without par value:
                               Dec. 31      Jun. 30
       Authorized shares       10,000       10,000
       Issued shares              -0-          -0-
    Common Stock--without par value:
                              Dec. 31      Jun. 30
       Authorized shares      125,000      125,000
       Issued shares           38,230       38,092..............................    81,980              80,030
    Retained earnings...........................................................   173,444             157,880
    Equity-currency conversions.................................................     1,876               1,565
    Additional minimum pension liability........................................    (1,286)             (1,286)
    Unrealized gain on investments..............................................         0                 617
                                                                                ------------        -----------
                                                                                   256,014             238,806
                                                                                ------------        -----------

                                                                                $1,229,423          $1,093,608
                                                                                ============        ==========


                       DIMON Incorporated and Subsidiaries

                        STATEMENT OF CONSOLIDATED INCOME
          Three Months and Six Months Ended December 31, 1995 and 1994

                                   (Unaudited)

                                                                1996         1995            1996               1995
                                                               Second       Second         First Six          First Six
(in thousands, except per share amounts)                       Quarter      Quarter         Months              Months
                                                              --------     --------       ---------           ---------
Net sales of goods and services...............................$755,229     $631,503       $1,090,577          $903,455
Cost of goods and services sold............................... 680,909      578,876          965,399           818,785
                                                              ---------    ---------      -----------         ---------
                                                                74,320       52,627          125,178            84,670

Selling, administrative and general expenses..................  36,154       32,024           66,680            60,874
Restructuring.................................................   1,321            0            2,818                 0
                                                              ---------    ---------      -----------         ---------
                             Operating Income.................  36,845       20,603           55,680            23,796
Other income:
   Interest...................................................   2,402        2,437            5,352             4,424
   Sundry.....................................................   5,787          856            7,181             1,685
                                                              ---------    ---------      -----------         ---------
                                                                 8,189        3,293           12,533             6,109
Other deductions:
   Interest...................................................  14,046       12,928           27,060            22,255
   Sundry.....................................................      49         (285)             447              (328)
                                                              ---------    ---------      -----------         ---------
                                                                14,095       12,643           27,507            21,927

Income before income taxes, minority
   interest, equity in net income of
   investee companies and extraordinary item..................  30,939       11,253           40,706             7,978
Income taxes..................................................  12,570        7,472           16,282             5,071
                                                              ---------    ---------      -----------         ---------
Income before minority interest,
   equity in net income of investee
   companies and extraordinary item...........................  18,369        3,781           24,424             2,907
Income applicable to minority interest........................     124          122              128               123
Equity in net income (loss) of investee
   companies, net of income taxes.............................     193           50              170              (596)
                                                              ---------    ---------      -----------         ---------
Income before extraordinary item                                18,438        3,709           24,466             2,188

Extraordinary item:
   Partial recovery of a previous extraordinary
   trade receivable write-off (net of
   applicable income tax expense of $870).....................   1,400            0            1,400                 0
                                                              ---------    ---------      -----------         --------
NET INCOME....................................................$ 19,838     $  3,709       $   25,866          $  2,188
                                                              =========    =========      ===========         ========

Earnings Per Share, primary
   Income before extraordinary item.......................... $    .48     $    .10       $      .64          $    .06
   Extraordinary item........................................      .04          .00              .04               .00
                                                                  ----         ----             ----              ----
   Net Income................................................ $    .52     $    .10       $      .68          $    .06
                                                                  ====         ====             ====              ====

Earnings Per Share, assuming full dilution
   Income before extraordinary item.......................... $    .45     $    .10       $      .61                 *
   Extraordinary item........................................      .03          .00              .03                 *
                                                                  ----         ----             ----               ---
   Net Income................................................ $    .48     $    .10       $      .64                 *
                                                                  ====         ====             ====               ===

Average number of shares outstanding:
   Primary....................................................  38,288       38,095           38,231            38,082
   Assuming full dilution.....................................  42,403       42,297           42,403            42,298

Cash dividends per share......................................$  0.135     $    .09       $      .27          $    .18
                                                                ======         ====             ====              ====


* Computation of earnings per share is anti-dilutive for first six months of fiscal year 1995.

                       DIMON Incorporated and Subsidiaries
                      STATEMENT OF CONSOLIDATED CASH FLOWS
                   Six Months Ended December 31, 1995 and 1994
                                   (Unaudited)


                                                                                December 31                December 31
(in thousands)                                                                      1995                       1994
                                                                                -----------                --------
Operating activities
    Net Income..................................................................$   25,866                 $   2,188
    Adjustments to reconcile net income to
    net cash provided by operating activities:
       Depreciation and amortization............................................    17,113                    13,591
       Deferred items...........................................................     2,812                     3,839
       Loss (gain) on foreign currency transactions.............................      (158)                    6,873
       Gain on disposition of fixed assets......................................      (798)                     (655)
       Gain on sale of investee.................................................    (3,751)                        0
       Gain on sale of investment...............................................    (1,090)                        0
       Undistributed earnings of investees......................................      (170)                      596
       Income applicable to minority interest...................................       128                       123
       Bad debt expense.........................................................       497                       855
       Increase in accounts receivable..........................................   (86,021)                  (37,572)
       Increase in inventories and advances on
         purchases of tobacco...................................................   (78,650)                 (213,355)
       Decrease in recoverable taxes............................................       112                       544
       Decrease (increase) in prepaid expenses..................................    23,281                    (7,114)
       Increase (decrease) in accounts payable
         and accrued expenses...................................................    (5,435)                   55,731
       Increase in advances from customers......................................   102,185                    64,445
       Increase in income taxes.................................................     7,659                     4,170
       Other....................................................................      (723)                    4,704
                                                                                -----------                ---------
         Net cash provided (used) by operating
         activities.............................................................     2,857                  (101,037)
                                                                                -----------                ----------

Investing activities
    Purchase of property and equipment..........................................   (10,618)                  (13,486)
    Proceeds from sale of property and equipment................................     1,962                     1,826
    Payments received on notes receivable
       and receivable from investees............................................       926                    17,038
    Advances for notes receivable ..............................................      (328)                   (2,058)
    Proceeds from or advances for investees,
       other investments and other assets.......................................     9,768                    (1,101)
    Increase in excess of cost over net
       assets of business acquired..............................................         0                      (857)
    Purchase of minority interest in subsidiaries...............................         0                      (389)
    Purchase of subsidiary......................................................    (6,543)                        0
                                                                                ------------               ---------
         Net cash provided (used) by investing
         activities.............................................................    (4,833)                      973
                                                                                ------------               ---------

Financing activities
    Repayment of debt...........................................................  (276,841)                  (73,531)
    Proceeds from debt..........................................................   290,257                   189,124
    Proceeds from sale of stock.................................................     1,950                         9
    Cash dividends paid to minority stockholders................................         0                      (162)
    Cash dividends paid to DIMON Incorporated
       stockholders.............................................................   (10,302)                   (6,789)
                                                                                ------------               ----------
    Net cash provided by financing activities...................................     5,064                   108,651
                                                                                ------------               ---------
Effect of exchange rate changes on cash.........................................       311                    (1,788)
                                                                                ------------               ----------
Increase in cash and cash equivalents...........................................     3,399                     6,799
Cash and cash equivalents at beginning of year..................................    42,326                    12,471
                                                                                -----------                ---------
         Cash and cash equivalents at end of period.............................$   45,725                 $  19,270
                                                                                ===========                =========

                       DIMON INCORPORATED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.      Primary earnings (loss) per share are computed by dividing earnings
         (loss) by the weighted average number of shares outstanding plus any common stock equivalents during each period. The fully diluted earnings (loss) per share calculation assumes that all of the Convertible Subordinated Debentures were converted into Common Stock at the beginning of the reporting period thereby increasing the weighted average number of shares considered outstanding during each period.
         The weighted average number of shares outstanding are further increased
         by common stock equivalents on employee stock options.   Also, all
         interest expense on the debentures for the period is added to pre-tax income and the hypothetical additional income tax expense is deducted.

2. The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

3. On April 1, 1995, Dibrell Brothers, Incorporated (Dibrell) and Monk-Austin, Inc. (Monk-Austin) merged into DIMON Incorporated. The merger has been accounted for as a pooling of interests and all prior consolidated financial statements have been restated to include the historical results of operations of both Dibrell and Monk-Austin including the effects of conforming the accounting policies of the two former entities. Recorded assets and liabilities have been carried forward at their historical book values.

4. In June, 1995, the Company provided a restructuring reserve of $17.9 million pre-tax related primarily to eliminating duplicative facilities of tobacco operations and a reduction in the number of employees. During the quarter and six months ended December 31, 1995, an additional $1.3 million and $2.8 million, respectively, pre-tax was provided for restructuring the tobacco operations in Brazil and corporate departments, primarily for a reduction in the number of employees, net of recoveries of $498 thousands relating primarily to accounts receivable of closed flower locations. As of

         December 31, 1995, payments for the six months of $4.7 million have been recorded as a reduction of the restructuring reserves.

5. The results of operations for the three months and six months ended December 31, 1995 and 1994 are not necessarily indicative of the results to be expected for the full year and should not be relied on as a basis for projecting year end results. The Company's operations are seasonal and quarterly comparisons are of little value.

6. For additional information regarding accounting principles and other financial data, see Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

7. Certain accounts of the prior periods have been reclassified for conformity with the financial statements of the current period.

8. The Company called the subordinated debt outstanding as of February 9, 1996, on Form S-3 filed with the Securities and Exchange Commission. The proforma primary earnings per share of the conversion, assuming it had taken place at the beginning of the period, would have been $.48 and $.64 for the three and six months ended December 31, 1995, respectively, or equal to the fully diluted amounts as disclosed in the statement of consolidated income.

9. On November 7, 1995, DIMON International, Inc., a wholly owned subsidiary of DIMON Incorporated, completed the sale of its 50% interest in Rio Grande Tabacalera S.A. (RGT), a Brazilian processing entity, to an unrelated third party. The Company's investment was sold for $9,000,000 in cash, recognizing a gain on the sale of RGT of $3,113,000, net of related taxes of $630,000.

10. The Company filed a registration statement with the Securities and Exchange Commission relating to $125 million of Senior Notes due 2006. The Company expects that the offerings of the Notes will be completed in May, 1996. DIMON International, Inc. and Florimex Worldwide, Inc.(collectively, the "Guarantors"), wholly owned subsidiaries of the Company will fully and unconditionally guaranteed on a joint and several basis the Company's obligations to pay principal, premium and interest relative to the Notes. Management has determined that separate, full financial statements of the Guarantors would not be material to investors and such financial Statements are not provided. Supplemental combining financial information of the Guarantors is presented below:

                      DIMON Incorporated and Subsidiaries
                   Supplemental Combining Statement of Income
                      Three Months Ended December 31, 1995



(in thousands)                             DIMON
                                        Incorporated      Guarantors   Non-Guarantors   Eliminations        Total
                                        -------------    ------------  --------------  -------------    ------------
Net sales of goods and services         $        11      $  588,454    $  329,594      $   (162,831)a   $   755,228
Cost of goods and services sold              (2,847)b       558,455       283,974          (158,673)a       680,909
                                        -------------    ------------  --------------  -------------    ------------
                                               2,858         29,999        45,620            (4,158)         74,319
Selling, administrative and general            5,212         19,389        19,262            (7,709)a,c      36,154
Restructuring                                    597            630            93                 0           1,320
                                        -------------    ------------  --------------  -------------    ------------
                                              (2,951)         9,980        26,265             3,551          36,845
Other income:
  Interest                                     9,236          3,102         2,157           (12,093)a         2,402
   Sundry                                          0            167         9,172            (3,551)a,c       5,788
                                        -------------    ------------  --------------  -------------    ------------
                                               9,236          3,269        11,329           (15,644)          8,190
Other deductions:
   Interest                                    8,414         10,127         7,598           (12,093)a        14,046
   Sundry                                         46              0             3                 0              49
                                        -------------    ------------  --------------  -------------    ------------
                                               8,460         10,127         7,601           (12,093)         14,095

Income (loss) before income taxes,
  minority interest, equity in net
  income of investee companies and
  extraordinary item                          (2,175)         3,122        29,993                 0          30,940
Income taxes (benefits)                         (887)         1,212        12,246                 0          12,571
                                        -------------    ------------  --------------  -------------    ------------

Income (loss) before income taxes,
  minority interest, equity in net
  income of investee companies and
  extraordinary item                          (1,288)         1,910        17,747                 0          18,369
Income applicable to minority interest             0              0           124                 0             124
Equity in net income (loss) of investee
  companies, net of income taxes                   0            329          (136)                0             193
Equity in net income of subsidiaries          21,126         17,488             0           (38,614)a             0
                                        -------------    ------------  --------------  -------------    ------------

Income before extraordinary item              19,838         19,727        17,487           (38,614)         18,438

Extraordinary item:
  Partial recovery of a previous
    extraordinary trade receivable
    write-off (net of applicable
    income tax expense of $870)                    0          1,400             0                 0           1,400

                                        =============    ============  ==============  =============    ============
NET INCOME                              $     19,838     $   21,127    $   17,487      $    (38,614)    $    19,838
                                        =============    ============  ==============  =============    ============


a. Inter-company eliminations.

b. Change in reserves for inter-company profit in ending inventory.

c. Royalty expense in SG&A and Royalty income in Other Income for Consolidated Entities.

                      DIMON Incorporated and Subsidiaries
                   Supplemental Combining Statement of Income
                       Six Months Ended December 31, 1995



(in thousands)                                 DIMON
                                            Incorporated    Guarantors    Non-Guarantors    Eliminations           Total
                                         ---------------   ------------  ---------------  -----------------     -------------
Net sales of goods and services          $          23     $   803,507   $    536,769     $    (249,722)a       $ 1,090,577
Cost of goods and services sold                 (5,116)d       758,976        456,700          (245,161)a           965,399
                                         ---------------   ------------  ---------------  -----------------     -------------
                                                 5,139          44,531         80,069            (4,561)            125,178
Selling, administrative and general              8,518          31,301         37,367           (10,506)a,e          66,680
Restructuring                                      597             630          1,591                 0               2,818
                                         ---------------   ------------  ---------------  -----------------     -------------
                                                (3,976)         12,600         41,111             5,945              55,680
Other income:
   Interest                                     16,053           5,375          4,754           (20,830)a             5,352
   Sundry                                           17             757         12,352            (5,945)a,e           7,181
                                         ---------------   ------------  ---------------  -----------------     -------------
                                                16,070           6,132         17,106           (26,775)             12,533
Other deductions:
   Interest                                     15,053          17,457         15,380           (20,830)a            27,060
   Sundry                                           46               0            401                 0                 447
                                         ---------------   ------------  ---------------  -----------------     -------------
                                                15,099          17,457         15,781           (20,830)             27,507

Income (loss) before income taxes,
  minority interest, equity in net
  income of investee companies and
  extraordinary item                            (3,005)          1,275         42,436                 0              40,706
Income taxes (benefits)                         (1,202)            510         16,974                 0              16,282
                                         ---------------   ------------  ---------------  -----------------     -------------

Income (loss) before income taxes,
  minority interest, equity in net
  income of investee companies and
  extraordinary item                            (1,803)            765         25,462                 0              24,424
Income applicable to minority interest               0               0            128                 0                 128
Equity in net income (loss) of investee
  companies, net of income taxes                     0             443           (273)                0                 170
Equity in net income of subsidiaries            27,669          25,061              0           (52,730)a                 0
                                         ---------------   ------------  ---------------  -----------------     -------------

Income before extraordinary item                25,866          26,269         25,061           (52,730)             24,466

Extraordinary item:
  Partial recovery of a previous
    extraordinary trade receivable
    write-off (net of applicable
    income tax expense of $870)                      0           1,400              0                 0               1,400

                                         ===============   ============  ===============  =================     =============
NET INCOME                               $      25,866     $    27,669   $     25,061     $     (52,730)      $      25,866
                                         ===============   ============  ===============  =================     =============


a. Inter-company eliminations.

d. Change in reserves for inter-company profit in ending inventory.

e. Royalty expense in SG&A and Royalty income in Other Income for Consolidated Entities.

                      DIMON Incorporated and Subsidiaries
                      Supplemental Combining Balance Sheet
                               December 31, 1995




(in thousands)                                      DIMON
                                                 Incorporated       Guarantors     Non-Guarantors     Eliminations          Total
                                             -----------------   -------------    ---------------    --------------    -------------
Assets
Current assets
  Cash and cash equivalents                  $          (307)    $     7,930      $    38,102        $          0      $    45,725
  Notes receivable                                        35           1,070              599                   0            1,704
  Trade receivables, net of allowances               110,427         255,036          194,338            (292,059)a        267,742
  Inventories:
    Tobacco                                                0         264,278          237,696                   0          501,974
     Other                                                58           1,977           12,442                   0           14,477

   Advances on purchases of tobacco                  237,683           9,880           16,928            (237,903)a         26,588
   Recoverable income taxes                                0               0            1,895                   0            1,895
   Prepaid expenses                                    2,250           1,226            7,492                   0           10,968
                                             -----------------   -------------    ---------------    --------------    -------------
       Total current assets                          350,146         541,397          509,492            (529,962)         871,073
                                             -----------------   -------------    ---------------    --------------    -------------

Investments and other assets
  Equity in net assets of investee companies               0           7,609            2,417                   0           10,026
  Consolidated subsidiaries                          288,080         293,694            5,007            (586,781)a              0
  Other investments                                        1           3,737              645                   0            4,383
  Notes receivable                                        78             907            5,118                   0            6,103
  Other                                                  292          11,373           18,859                   0           30,524
                                             -----------------   -------------    ---------------    --------------    -------------
                                                     288,451         317,320           32,046            (586,781)          51,036
                                             -----------------   -------------    ---------------    --------------    -------------

Intangible assets
  Excess of cost over related net
     assets of business acquired                         381           8,813           15,179                   0           24,373
  Production and supply contracts                          0          28,517            9,033                   0           37,550
  Pension asset                                        3,131           1,088                0                   0            4,219
                                             -----------------   -------------    ---------------    --------------    -------------
                                                       3,512          38,418           24,212                   0           66,142
                                             -----------------   -------------    ---------------    --------------    -------------

Property, plant and equipment
  Land                                                 1,771           1,827           16,511                   0           20,109
  Buildings                                            5,032          25,220          110,656                   0          140,908
  Machinery and equipment                              5,479          47,678          121,663                   0          174,820
  Allowances for depreciation                         (5,086)        (30,061)         (73,200)                  0         (108,347)
                                             -----------------   -------------    ---------------    --------------    -------------
                                                       7,196          44,664          175,630                   0          227,490
                                             -----------------   -------------    ---------------    --------------    -------------

Deferred taxes and other deferred charges              9,899           4,558             (775)                  0           13,682

                                             =================   =============    ===============    ==============    =============
Total assets                                 $       659,204     $   946,357      $   740,605        $ (1,116,743)     $ 1,229,423
                                             =================   =============    ===============    ==============    =============


a. Inter-Company eliminations.


                      DIMON Incorporated and Subsidiaries
                      Supplemental Combining Balance Sheet
                               December 31, 1995



(in thousands)                                      DIMON
                                                 Incorporated       Guarantors     Non-Guarantors     Eliminations          Total
                                             -----------------   -------------    ---------------    --------------    -------------
Current Liabilities

   Notes payable to banks                    $        47,300     $         0      $   208,930        $          -      $   256,230
   Accounts payable:
     Trade                                               299         484,712           89,440            (510,286)a         64,165
     Officers and employees                           13,628           5,641            4,262                   0           23,531
     Other                                             1,173             952           12,856                   0           14,981
   Advances from customers                             3,876         140,710           25,904             (18,964)a        151,526
   Accrued expenses                                    4,600           5,017           28,558                 (94)a         38,081
   Income taxes                                      (13,444)b         4,498           23,179                   0           14,233
   Long-term debt current                              4,286               0            4,781                   0            9,067
                                             -----------------   -------------    ---------------    --------------    -------------

       Total current liabilities                      61,718         641,530          397,910            (529,344)         571,814
                                             -----------------   -------------    ---------------    --------------    -------------

Long-term debt
  Revolving Credit Notes and Other                   260,286           2,615           23,731                   0          286,632
  Convertible Subordinated Debentures                 54,370               0                0                   0           54,370
                                             -----------------   -------------    ---------------    --------------    -------------
                                                     314,656           2,615           23,731                   0          341,002
                                             -----------------   -------------    ---------------    --------------    -------------
Deferred Credits
  Income taxes                                           244              19           18,628                   0           18,891
  Compensation and other benefits                     26,572           7,700            6,865                   0           41,137
                                             -----------------   -------------    ---------------    --------------     ------------
                                                      26,816           7,719           25,493                   0           60,028
                                             -----------------   -------------    ---------------    --------------    -------------
Minority interest in subsidiaries                          0               0              565                   0              565
                                             -----------------   -------------    ---------------    --------------    -------------

Stockholders' equity
   Common stock                                       81,980         110,710          178,638            (289,348)a         81,980
   Retained earnings                                 173,444         181,724          114,252            (295,976)a        173,444
   Equity-currency conversions                         1,876           2,059               16              (2,075)a          1,876
   Additional minimum pension liability               (1,286)              0                0                   0           (1,286)
                                             -----------------   -------------    ---------------    -------------    --------------

                                                     256,014         294,493          292,906            (587,399)         256,014

                                             =================   =============    ===============    ==============    =============
       Total liabilities and equity          $       659,204     $   946,357      $   740,605        $ (1,116,743)     $ 1,229,423
                                             =================   =============    ===============    ==============    =============


a. Inter-company eliminations.

b. Current deferred tax on reserves for restructuring and unallocated, estimated tax payments.

                      DIMON Incorporated and Subsidiaries
                 Supplemental Combining Statement of Cash Flows
                       Six Months Ended December 31, 1995


(in thousands)                                        DIMON
                                                   Incorporated       Guarantors    Non-Guarantors    Eliminations       Total
                                                   -------------    -------------  ---------------  ---------------   -------------
Operating activities
  Net Income                                       $     25,866     $     27,669    $     25,061    $    (52,730)a    $   25,866
  Adjustments to reconcile net income to
  net cash provided by operating activities:
     Depreciation and amortization                        1,146            5,461          10,506               0          17,113
     Deferred items                                         625              175           2,012               0           2,812
     Loss (gain) on foreign currency transactions            46              (51)           (153)              0            (158)
     Gain on disposition of fixed assets                    (14)             (58)           (726)              0            (798)
     Gain on sale of investee                                 0                0          (3,751)              0          (3,751)
     Gain on sale of investment                               0                0          (1,090)              0          (1,090)
     Undistributed earnings of
        investees/subsidiaries                          (27,669)         (25,504)            273          52,730 a          (170)
     Income applicable to minority interest                   0                0             128               0             128
     Bad debt expense                                         0              (10)            507               0             497
     Decrease (increase) in accounts receivable         (14,560)         (23,632)        (63,972)         16,143 a       (86,021)
     Decrease (increase) in inventories and
       advances on purchases of tobacco                  28,460           28,663        (139,094)          3,321 a       (78,650)
     Decrease in recoverable taxes                            0                0             112               0             112
     Decrease (increase) in prepaid expenses              9,167             (539)         14,653               0          23,281
     Increase (decrease) in accounts
       payable and accrued expenses                      (5,915)         331,141         (53,695)       (276,966)a        (5,435)
     Increase (decrease) in advances
        from customers                                      115         (328,280)        190,853         239,497 a       102,185
     Increase (decrease) in income
        taxes                                            (2,713)             937           9,435               0           7,659
     Other                                                    0                0            (723)              0            (723)
                                                   -------------    -------------  ---------------  ---------------   -------------

      Net cash provided (used) by
         operating activities                            14,554           15,972          (9,664)        (18,005)          2,857
                                                   -------------    -------------  ---------------  ---------------   -------------

Investing activities
   Purchase of property and equipment                       (65)          (2,566)         (7,987)              0         (10,618)
   Proceeds from sale of property
      and equipment                                          14               80           1,868               0           1,962
   Payments on notes receivable and
     receivable from investees                                0               50             876               0             926
   Issuance of notes receivable                               0             (160)         10,208         (10,376)a          (328)
   Advances for other investments
     and other assets                                     5,599             (212)         10,984          (6,603)a         9,768
   Purchase of minority interest
      in subsidiaries                                         0                0               0               0               0
   Purchase of subsidiary                                     0           (6,543)              0               0          (6,543)
                                                   -------------    -------------  ---------------  ---------------   -------------
      Net cash provided (used) by
         investing activities                             5,548           (9,351)         15,949         (16,979)         (4,833)
                                                   -------------    -------------  ---------------  ---------------   -------------
Financing activities
   Repayment of debt                                   (199,128)           (570)         (77,143)              0          (276,841)
   Proceeds from debt                                   185,743               0           96,395           8,119 a         290,257
   Proceeds from sale of stock                            1,950               0                0               0             1,950
   Cash dividends paid to DIMON Incorporated
     stockholders                                       (10,302)              0                0               0           (10,302)
                                                   -------------    -------------- ---------------  ---------------   -------------
     Net cash provided (used) by financing
        activities                                      (21,737)           (570)          19,252           8,119             5,064

Effect of exchange rate changes on cash                       0               0              311               0               311
                                                   -------------    -------------- ---------------  ---------------   -------------

Increase (decrease) in cash and cash equivalents         (1,635)          6,051           25,848         (26,865)            3,399
Cash and cash equivalents at beginning of year            1,328           1,879           12,254          26,865 a          42,326

                                                   =============    ============== ===============  ===============   =============
     Cash and cash equivalents at end of period    $       (307)    $      7,930   $      38,102    $          0      $     45,725
                                                   =============    ============== ===============  ===============   =============

a. Inter-company eliminations.



                      DIMON Incorporated and Subsidiaries
                   Supplemental Combining Statement of Income
                      Three Months Ended December 31, 1994



(in thousands)                                 DIMON
                                            Incorporated      Guarantors    Non-Guarantors     Eliminations        Total
                                           --------------   -------------  ---------------    -------------     -------------
Net sales of goods and services            $          11    $    489,244   $     163,159      $     20,911)a    $   631,503
Cost of goods and services sold                      630 b       454,305         144,848           (20,907)a        578,876
                                           --------------    ------------    -------------    -------------     -------------
                                                    (619)         34,939          18,311                (4)          52,627
Selling, administrative and general                3,768          17,380          10,050               825 a,c       32,023
                                           --------------    ------------    -------------    -------------     -------------
                                                  (4,387)         17,559           8,261              (829)          20,604
Other income:
   Interest                                        6,355           1,698          (1,271)           (4,345)a          2,437
   Sundry                                              2             392             454                 7              855
                                           --------------    ------------    -------------    -------------     -------------
                                                   6,357           2,090            (817)           (4,338)           3,292
Other deductions:
   Interest                                        4,781           9,123           3,369            (4,345)a         12,928
   Sundry                                            (19)              1             556              (822)a,c         (284)
                                           --------------    ------------    -------------    -------------
                                                   4,762           9,124           3,925            (5,167)          12,644

Income (loss) before income taxes,
   minority interest, equity in
   net income of investee companies               (2,792)         10,525           3,519                 0           11,252
Income taxes (benefits)                             (974)          7,160           1,285                 0            7,471
                                           --------------    ------------    -------------    -------------     -------------

Income (loss) before minority
    interest and equity in net
    income of investee companies                  (1,818)          3,365           2,234                 0            3,781
Income applicable to minority interest                 0               0             122                 0              122
Equity in net income (loss) of
   investee companies, net of income taxes            56             354            (360)                0               50
Equity in net income of subsidiaries               5,471           1,752               0            (7,223)a              0
                                           ==============    ============    =============    =============     =============
NET INCOME                                 $       3,709     $     5,471     $     1,752      $     (7,223)     $     3,709
                                           ==============    ============    =============    =============     =============


a. Inter-company eliminations

b. Change in reserves for inter-company profit in ending inventory.

c. Royalty expense in SG&A and Royalty income in Other Income for Consolidated Entities.

                      DIMON Incorporated and Subsidiaries
                   Supplemental Combining Statement of Income
                       Six Months Ended December 31, 1994


(in thousands)                                  DIMON
                                              Incorporated       Guarantors    Non-Guarantors   Eliminations        Total
                                            ----------------   -------------  ---------------  -------------    -------------
Net sales of goods and services              $           22     $   615,786    $    317,257    $   (29,610)a    $    903,455
Cost of goods and services sold                       5,852 e       570,680         271,863        (29,610)a         818,785
                                            ----------------   -------------  ---------------  -------------    -------------
                                                     (5,830)         45,106          45,394              0            84,670
Selling, administrative and general                   7,649          29,406          23,819              0            60,874
                                            ----------------   -------------  ---------------  -------------    -------------
                                                    (13,479)         15,700          21,575              0            23,796
Other income:
   Interest                                          10,411           3,638           1,281        (10,906)a           4,424
   Sundry                                               143             968             574              0             1,685
                                            ----------------   -------------  ---------------  -------------    -------------
                                                     10,554           4,606           1,855        (10,906)            6,109
Other deductions:
   Interest                                           8,147          14,563          10,451        (10,906)a          22,255
   Sundry                                                 1              18            (347)             0              (328)
                                            ----------------   -------------  ---------------  -------------    -------------
                                                      8,148          14,581          10,104        (10,906)           21,927

Income (loss) before income taxes,
   minority interest, equity in
   net income of investee companies                 (11,073)          5,725          13,326              0             7,978
Income taxes (benefits)                              (7,043)          3,641           8,473              0             5,071
                                            ----------------   -------------  ---------------  -------------    -------------

Income (loss) before minority interest
   and equity in net income of
   investee companies                                (4,030)          2,084           4,853              0             2,907
Income applicable to minority interest                    0               0             123              0               123
Equity in net income (loss) of
  investee companies, net of income taxes                22             595          (1,213)             0              (596)
Equity in net income of subsidiaries                  6,196           3,517               0         (9,713)a               0

                                            ================   =============  ===============  =============    =============
NET INCOME                                            2,188           6,196           3,517         (9,713)            2,188
                                            ================   =============  ===============  =============    =============


a. Inter-company eliminations

e. Change in reserves for inter-company profit in ending inventory.

                      DIMON Incorporated and Subsidiaries
                      Supplemental Combining Balance Sheet
                               December 31, 1994



(in thousands)                                   DIMON
                                              Incorporated      Guarantors     Non-Guarantors    Eliminations        Total
                                             --------------    ------------   ---------------   --------------    -----------
Assets
Current assets
  Cash and cash equivalents                  $     201,147     $  (168,294)b  $     (11,935)    $     (1,648)a    $    19,270
  Notes receivable                                      15             267            1,141             (132)a          1,291
  Trade receivables, net of allowances              10,132         159,628           71,056          (27,154)a        213,662
  Inventories:
     Tobacco                                        (7,655)c       441,764          178,262                0          612,371
     Other                                               0             594            7,428                0            8,022

   Advances on purchases of tobacco                 36,056          43,534           33,216          (59,878)a         52,928
   Recoverable income taxes                              0               0            5,973                0            5,973
   Prepaid expenses                                  1,363           7,455           12,339                0           21,157
                                             --------------    ------------   ---------------    -------------    -----------
       Total current assets                        241,058         484,948          297,480          (88,812)         934,674
                                             --------------    ------------   ---------------    -------------    -----------

Investments and other assets
  Equity in net assets of investee companies             0           3,456           31,464                0           34,920
  Consolidated subsidiaries                        278,129         241,497            5,007         (524,633)a              0
  Other investments                                 11,176            (226)           4,753                0           15,703
  Notes receivable                                      53             737           12,847             (457)a         13,180
  Other                                                497          11,486           (7,730)               0            4,253
                                             --------------    ------------   ---------------    -------------    -----------
                                                   289,855         256,950           46,341         (525,090)          68,056
                                             --------------    ------------   ---------------    -------------    -----------

Intangible assets
  Excess of cost over related net
     assets of business acquired                       393           1,970           10,845                0           13,208
  Production and supply contracts                        0          30,347            9,600                0           39,947
  Pension asset                                      2,458               0                0                0            2,458
                                             --------------    ------------   ---------------    -------------    -----------
                                                     2,851          32,317           20,445                0           55,613
                                             --------------    ------------   ---------------    -------------    -----------

Property, plant and equipment
  Land                                                  68           3,201           15,442                0           18,711
  Buildings                                          1,237          29,039           97,136                0          127,412
  Machinery and equipment                              611          57,420          102,510                0          160,541
  Allowances for depreciation                         (575)        (44,381)         (48,610)               0          (93,566)
                                             --------------    ------------   ---------------    -------------    -----------
                                                     1,341          45,279          166,478                0          213,098
                                             --------------    ------------   ---------------    -------------    -----------

Deferred taxes and other deferred charges            7,458           4,667            1,694                0           13,819
                                             --------------    ------------   ---------------    -------------    -----------

Total assets                                 $     542,563     $   824,161    $     532,438     $   (613,902)     $ 1,285,260
                                             ==============    ============   ===============    =============    ===========



a. Inter-company eliminations.

b. Unrestricted cash balance available in DIMON Incorporated.

c. Reserve for inter-company profit in ending inventories.

                      DIMON Incorporated and Subsidiaries
                      Supplemental Combining Balance Sheet
                               December 31, 1994



(in thousands)                                   DIMON
                                              Incorporated      Guarantors     Non-Guarantors    Eliminations        Total
                                             --------------    ------------   ---------------   --------------    -----------
Current Liabilities

   Notes payable                             $     169,900     $    40,600    $     165,291      $         0      $  375,791
   Accounts payable:
     Trade                                          (1,149)         62,861           52,007          (28,599)a        85,120
     Officers and employees                          1,433          13,635            3,195                0          18,263
     Other                                             403             (70)           6,843                0           7,176
   Advances from customers                             (10)        278,168          (36,488)         (58,852)a       182,818
   Accrued expenses                                  2,105           6,996           19,671           (1,596)a        27,176
   Income taxes                                    (13,296)d         8,555           15,116                0          10,375
   Long-term debt current                                0           5,113           12,384                0          17,497
                                             --------------    ------------   ---------------    -------------    -----------

       Total current liabilities                   159,386         415,858          238,019          (89,047)        724,216
                                             --------------    ------------   ---------------    -------------    -----------

Long-term debt
  Revolving Credit Notes and Other                  28,857         128,137           31,856                0         188,850
  Convertible Subordinated Debentures               56,475               0                0                0          56,475

                                             --------------    ------------   ---------------    -------------    -----------
                                                    85,332         128,137           31,856                0         245,325
                                             --------------    ------------   ---------------    -------------    -----------
Deferred Credits
  Income taxes                                        (725)         (1,844)           6,683                0           4,114
  Compensation and other benefits                   19,773           6,795            5,295                0          31,863
                                             --------------    ------------   ---------------    -------------    -----------
                                                    19,048           4,951           11,978                0          35,977
                                             --------------    ------------   ---------------    -------------    -----------
Minority interest in subsidiaries                        0               0              945                0             945
                                             --------------    ------------   ---------------    -------------    -----------

Stockholders' equity
   Common stock                                     79,870         109,383          142,826         (252,209)a        79,870
   Retained earnings                               198,851         157,876          103,241         (261,117)a       198,851
   Equity-currency conversions                       1,399           8,095            1,383           (9,478)a         1,399
   Unrealized loss on investments                   (2,139)           (139)               0              139 a        (2,139)
   Additional minimum pension liability                816               0            2,190           (2,190)a           816
                                             --------------    ------------   ---------------    -------------    -----------

                                                   278,797         275,215          249,640         (524,855)        278,797

                                             ==============    ============   ===============    =============    ===========
       Total liabilities and equity          $     542,563     $   824,161    $     532,438      $  (613,902)     $1,285,260
                                             ==============    ============   ===============    =============    ===========


a. Inter-company eliminations.

d. Current deferred tax on reserves for unallocated, estimated tax payments.

                      DIMON Incorporated and Subsidiaries
                 Supplemental Combining Statement of Cash Flows
                       Six Months Ended December 31, 1994




                                                             DIMON
(in thousands)                                            Incorporated    Guarantors   Non-Guarantors   Eliminations      Total
                                                         --------------  ------------  --------------  --------------  ------------
Operating Activities
  Net Income (Loss)                                      $      2,188    $     6,196   $      3,517    $     (9,713)a  $    2,188
  Adjustments to reconcile net
   income (loss) to net cash
   provided by operating activities
      Depreciation and amortization                               (70)         4,751          8,910               0        13,591
      Deferred items                                           (1,162)         1,059          3,942               0         3,839
      Loss (gain) on foreign currency
         transactions                                             (54)            12          6,915               0         6,873
      Gain on disposition of fixed assets                           0           (138)          (517)              0          (655)
      Undistributed earnings of
         investees/subsidiaries                                (6,218)        (4,112)         1,213           9,713 a         596
      Income applicable to minority interest                        0              0            123               0           123
      Bad debt expense                                              0              0            855               0           855
      Decrease (increase) in accounts receivable              106,007        (14,261)         9,201        (138,519)a     (37,572)
      Decrease (increase) in inventories and
        advances on purchases of tobacco                       17,178       (288,666)        67,179          (9,046)a    (213,355)
      Decrease (increase) in recoverable taxes                  1,666              0         (1,122)              0           544
      Decrease (increase) in prepaid expenses                    (476)        (3,098)        (3,540)              0        (7,114)
      Increase (decrease) in accounts payable
        and accrued expenses                                   (8,624)       (85,265)        14,167         135,453 a      55,731
      Increase (decrease) in advances from customers             (946)       187,303       (133,264)         11,352 a      64,445
      Increase (decrease) in income taxes                      (8,386)         6,380          6,176               0         4,170
      Other                                                         0              0          4,704               0         4,704
                                                         --------------  ------------  --------------  --------------  ------------

        Net cash provided (used) by operating activities      101,103       (189,839)       (11,541)           (760)     (101,037)
                                                         --------------  ------------  --------------  --------------  ------------

Investing Activities
      Purchase of property and equipment                          (48)        (4,443)        (8,995)              0       (13,486)
      Proceeds from sale of property and equipment                  0            532          1,294               0         1,826
      Payments received on notes receivable and
        receivable from investees                                   7          2,360         14,671               0        17,038
      Advances for notes receivable                                 0         (1,275)        (1,373)            590 a      (2,058)
      Proceeds from or advances for investees,
        other investments and other assets                      3,461         (2,874)        (1,014)         (1,531)a      (1,958)
      Purchase of minority interest in subsidiaries                 0              0           (389)              0          (389)
                                                         --------------  ------------  --------------  --------------  ------------

        Net cash provided (used) by investing activities $      3,420    $    (5,700)  $      4,194    $       (941)   $      973
                                                         --------------  ------------  --------------  --------------  ------------


a. Intercompany eliminations.

                      DIMON Incorporated and Subsidiaries
           Supplemental Combining Statement of Cash Flows (continued)
                       Six Months Ended December 31, 1994



                                                            DIMON
(in thousands)                                           Incorporated     Guarantors   Non-Guarantors   Eliminations      Total
                                                         --------------  ------------  --------------  --------------  ------------
Financing Activities
      Repayment of debt                                  $     (4,286)   $     (635)   $    (68,610)   $          0    $ (73,531)
      Proceeds from debt                                      101,400        26,000          61,724               0      189,124
      Cash dividends paid to DIMON Incorporated
        stockholders                                           (6,789)            0               0               0       (6,789)
      Cash dividends paid to minority stockholders                  0             0            (162)              0         (162)
      Proceeds from sale of stock                                   9             0               0               0            9
                                                         --------------  ------------  --------------  --------------  ------------

        Net cash provided (used) by financing activities       90,334        25,365          (7,048)              0      108,651
                                                         --------------  ------------  --------------  --------------  ------------

Effect of exchange rate changes on cash                             0             0          (1,788)              0       (1,788)
                                                         --------------  ------------  --------------  --------------  ------------

Increase (decrease) in cash and cash equivalents              194,857      (170,174)        (16,183)         (1,701)       6,799
Cash and cash equivalents at beginning of year                  6,290         1,880           4,248              53 a     12,471
                                                         --------------  ------------  --------------  --------------  ------------

        Cash and cash equivalents at end of period       $    201,147    $ (168,294)   $    (11,935)   $     (1,648)   $  19,270
                                                         ==============  ============  ==============  ==============  ============

a. Intercompany eliminations.

10.      (a)     Each of the Guarantors, the Company's wholly-owned
                 subsidiaries, DIMON International, Inc. and Florimex Worldwide
                 Inc., will fully and unconditionally guarantee on a joint and several basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of the Company's obligations under the Notes and the related indenture, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligations of each Guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other
                 Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, can be guaranteed by the relevant Guarantor without resulting in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Each of the Guarantees will be a guarantee of payment and not collection. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the assets less liabilities of each Guarantor determined in accordance with generally accepted accounting principles (GAAP). The Company will not be restricted from selling or otherwise disposing of any of the Guarantors other than DIMON International, Inc. provided that the proceeds of any such sale are applied as required by the Indenture.

                 Florimex Worldwide, Inc. is the primary holding and operating company in the U.S. and represents the lead company for the flowers segment. The cut flowers operations consist of buying flowers from sources throughout the world and transporting them, normally by air, to operating units for resale to wholesalers and retailers.

                 DIMON International, Inc. is the primary holding and operating company in the U.S. and represents the lead company in the Tobacco division whose operations consist primarily of selecting, buying, processing, packing, shipping, storage and financing tobacco.

        (b) DIMON Incorporated and each of the Guarantors has accounted for their respective subsidiaries on the equity basis.

        (c) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.

        (d) Included in the above balance sheets are certain related party balances among borrower, the guarantors and non-guarantors. Due to the Company's world-wide operations, related party activity is included in most balance sheet accounts. The tables below set forth the significant intercompany balances for each of the periods presented.


                               DECEMBER 31, 1995
                                 DEBIT(CREDIT)

                                 DIMON                               Non-
                              Incorporated        Guarantors         Guarantors
Accounts Receivable           $  110,375          $ 107,957          $100,746
Advances on Purchases            237,683                  0             5,764

Accounts Payable                    (234)          (466,632)          (47,673)
Advances from Customers           (3,876)            (2,131)          (16,199)




                               DECEMBER 31,1994
                                 DEBIT(CREDIT)

                                 DIMON                               Non-
                              Incorporated        Guarantors         Guarantors

Accounts Receivable           $   10,132          $  55,755          $ 21,466
Advances on Purchases             36,057            119,399           156,594

Accounts Payable                   1,642            (36,985)           (2,489)
Advances from Customers               10           (102,477)           42,806

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Three Months Ended December 31, 1995 Compared to Three Months Ended December 31, 1994:

Net sales increased $123.7 million, or 19.6%, for the three months ended December 31, 1995, from the same period in 1994. The increase in tobacco sales of $119.7 million, or 22.7%, was primarily due to increased quantities of foreign grown and of U.S. tobacco sold and higher average prices of foreign grown tobacco. Average prices of the U.S. tobacco region decreased due to changes in product mix. Increased quantities of foreign grown and U.S. tobacco accounted for $44.5 million and $44.3 million, respectively, of the increases, while higher average prices of foreign grown tobacco accounted for $43.0 million of the increase, offset by $22.3 million by lower average prices on U.S. tobacco. The balance of the increase was due to increased revenues from services. The foreign tobacco sales volumes increased primarily in South America, Africa and Europe. Due to improving demand, certain customers made purchases in this year's second quarter that were delayed to the third quarter for fiscal year 1995. The average prices on foreign grown tobacco increased in virtually all of DIMON's operating markets due to the continuing reduction in worldwide leaf oversupply and to improving demand. Flower sales increased $4.0 million, or 3.9%, due primarily to the effects of applying U.S. dollar exchange rates to European operations.

Cost of sales and expenses, including a $1.3 million charge for restructuring for the quarter ended December 31, 1995, increased $107.5 million, or 17.6% from the same period in 1994. Cost of sales and expenses of the tobacco operations increased $102.7 million, or 20.3%, primarily due to increased sales. The Company's restructuring of the tobacco operations continued in Brazil with a $1.2 million charge primarily for severance which will reduce the number of production workers in the future. The gross profit for the tobacco operations increased $20.4 million, or 47.6%, due primarily to increased margins on sales of current year crops from Brazil and Zimbabwe and prior year crops from Argentina and Turkey. The gross margin for tobacco operations increased from 8.1% to 9.8% due primarily to increased gross margins on foreign tobacco. Cost of sales and expenses for the flower operations, net of a $0.5 million recovery relating to restructuring and accounts receivable, increased $1.8 million, or 1.7%. The gross margin for the flower operations increased $1.3 million, or 13.1%, and the gross margin percentage for the flower operations increased from 9.5% to 10.3%, both due primarily to increased gross margins in both the European and the North American operations. Corporate expenses increased $3.0 million, or 118.5%, due to increased incentive compensation, legal and professional costs and restructuring costs related to severance which will reduce the number of employees on the corporate staff.

Other income, Interest and Sundry, increased $4.9 million, or 148.7%, for the quarter ended December 31, 1995, from the same period in 1994. Interest income decreased $35 thousand while Sundry income increased $4.9 million from the same period in 1994. The increase in Sundry income is primarily due to the $3.8 million gain on the sale of its 50 percent interest in an unconsolidated Brazilian affiliate.

Other deductions, primarily Interest expense, increased $1.5 million, or 11.5%, for the quarter ended December 31, 1995. Interest expense increased $1.1 million primarily due to higher average borrowings related to increased levels of tobacco operations.

The effective income tax rate decreased from 66.4% in fiscal year 1995 to 40.6% in fiscal year 1996 based on estimates of taxable income projected for each year. The higher effective tax rate in 1994 was due to tax and monetary regulations in Brazil.

Equity in net income of the tobacco investee companies increased $0.1 million from the same period last year, primarily due to increased income on operations in Greece.

Comparison of Six Months Ended December 31, 1995 to Six Months Ended December 31, 1994

         Net sales increased $187.1 million, or 20.7%, for the six months ended December 31, 1995, from the same period in 1994. The increase in tobacco sales of $181.9 million, or 25.0%, was due to higher average prices on increased quantities sold of foreign grown tobacco and increased quantities sold of U.S. tobacco at lower average prices. Higher average prices and increased quantities of foreign grown tobacco accounted for $89.4 million and $52.1 million, respectively, of the increase, while increased quantities of U.S. tobacco accounted for $44.8 million of the increase, offset by lower average prices of $15.5 million. The balance of the increase was due to increased revenues from services. The increased quantities of foreign grown tobacco were from South America, Africa and Europe. Due to improving demand, certain customers made purchases in this year's second quarter that were delayed to the third quarter in fiscal year 1995. The increase in flower sales of $5.2 million, or 3.0%, was due primarily to the European operations and the effect of applying U.S. dollar exchange rates, offset partially by decreased quantities.

Cost of sales and expenses, including a $2.8 million charge for restructuring for the period ended December 31, 1995, increased $155.2 million, or 17.6%, from the same period in 1994. Cost of sales and expenses of the tobacco operations increased $149.8 million, or 21.5%, primarily due to increased sales. The Company's restructuring of its tobacco operations continued in Brazil, with a $2.7 million charge primarily for severance which will reduce the number of production workers in the future. The gross profit for the tobacco operations increased $38.4 million, or 55.9%, primarily due to increased margins on sales of current year crops from Brazil and Zimbabwe and prior year crops from Argentina and Turkey. The gross margin for tobacco operations increased from 9.4% to 11.8% due primarily to increased gross margins on foreign grown tobacco.

Cost of sales and expenses for the flower operations increased $2.0 million, or 1.1%, primarily due to $8.7 million in additional cost related to the effect of applying U.S. dollar exchange rates to the European operations, offset partially by $6.7 million of savings relating to cost reductions and closing certain unprofitable locations in North America. The gross margin for the flower operations increased $2.1 million, or 13.1%, and the gross margin percentage for the flower operation increased from 9.1% to 9.9%, both due primarily to the North American operations. Corporate expenses increased $3.4 million, or 63.0%, due primarily to increased bonuses accrued, legal and professional costs and restructuring costs related to severance which will reduce the number of employees on the corporate staff.

Other income, interest and sundry, increased $6.4 million, or 105.2%, for the period ended December 31, 1995 from the same period in 1994. Interest income increased $0.9 million while sundry increased $5.5 million. The increase in sundry income is primarily due to the tobacco operations and the $3.7 million gain on the sale of its 50% interest in an unconsolidated Brazilian affiliate.

Other deductions, primarily interest expense, increased $5.6 million, or 25.4%, for the period ended December 31, 1995. Interest expense increased $4.8 million primarily due to higher average interest rates and to a lesser extent increased average short-term borrowings.

The effective tax rate decreased from 63.6% in 1994 to 40.0% in 1995 based on estimates of taxable income projected for each year. The higher effective tax rate in 1994 was due to non-taxable operating transaction adjustments related to the translation of foreign financial statements.

Equity in net income of the tobacco investee companies increased $0.8 million from the same period last year. The increase is primarily due to decreased losses from the Company's investee in Brazil, which was sold in November 1995.

FINANCIAL CONDITION:

The purchasing and processing activities of the Company's tobacco business are seasonal. The Company's need for capital fluctuates accordingly and, at any of several seasonal peaks, the Company's outstanding indebtedness may be significantly greater or lesser than at year end. The Company historically has needed capital in excess of cash flow from operations to finance inventory and accounts receivable and, more recently, to finance acquisitions of foreign acquisitions of foreign tobacco operations and flower operations. The Company also prefinances tobacco crops in certain foreign countries by making cash advances to farmers prior to and during the growing season.

The Company's working capital increased from $277.6 million at June 30, 1995, to $299.3 million at December 31, 1995. The current ratio of 1.6 to 1 at June 30, 1995 decreased to 1.5 to 1 at December 31, 1995, as current liabilities increased at a higher percentage than the percentage increase of current assets. The larger increases in the individual components of current assets and current liabilities reflect a seasonal increase in the level of tobacco operations. Current assets increased primarily due to the increases in tobacco inventories of $91.5 million and in trade receivables of $85.0 million, partially offset by decreases in advances on purchases of tobacco and prepaid expenses. Current liabilities increased primarily due to the increases in advances from customers of $102.3 million and notes payable to banks of $22.5 million. Tobacco inventories increased due primarily to the seasonal increase in the operations in the U.S. and the acquisition of the oriental operations in late fiscal 1995, offset partially by the seasonal decrease in operations in Brazil. However, reflecting the worldwide improvement in leaf demand, the Company's tobacco inventories have decreased by approximately $100 million since December 31, 1994. Accounts receivable increased by varying amounts in most regions. Advances from customers increased due to the seasonal increase in the U.S. operations.

Cash flows used by operating activities increased $103.9 million, or 102.8%, to $2.9 million in the six months ended December 31, 1995 over the same period last year, primarily due to decreased tobacco inventory as a result of the increased sales and increased advances from customers, offset partially by decreased accounts payable and accrued expenses. Cash flows provided by financing activities decreased $5.8 million from $1.0 million primarily due to decreased payments on notes receivable and receivables from investees, offset partially by increased proceeds from advances for investees. Cash flows provided by financing activities decreased $103.6 million, or 95.3%, from $108.7 million due primarily to the increased repayment of debt, offset partially by the increased proceeds from debt.

At June 30, 1995, the Company had seasonally adjusted lines of credit of $1,126 million, including $876 million uncommitted, unsecured working capital lines with several banks. At December 31, 1995, the Company had borrowed $255 million under its $975.5 million lines of credit with interest rates ranging from 5.5% to 10.6%. At December 31, 1995, the unused short-term lines of credit amounted to $551.6 million, net of $158.7 million of letters of credit and guarantees that reduce lines of credit. Total maximum outstanding borrowings during the six months ended December 31, 1995, were $745.3 million.

To ensure long-term liquidity, the Company entered into the $240 million New Credit Facility on March 15, 1996. The New Credit Facility replaced the Company's $250 million Former Credit Facility. The Company used the Former Credit Facility to reclassify $250 million of short-term debt to long-term debt and did not borrow under it. The Company generally uses the New Credit Facility to reclassify similarly $240 million of its short-term debt. The interest rates available under the New Credit Facility depend on the type of advance selected and are based either on the agent bank's base lending rate (which was 8.25% at March 25, 1996, and is adjusted with changes in interest rates generally) or LIBOR plus 0.75%, through March 15, 1997, and thereafter plus a spread of 0.45% to 1.25% based on the ratings assigned to the Company's outstanding senior debt or on its consolidated interest coverage ratio. The New Credit Facility is subject to certain commitment fees and covenants that among other things require the Company to maintain minimum working capital and tangible net worth amounts, require specific liquidity and long-term solvency ratios and restrict acquisitions and, under certain circumstances, payment of dividends by the Company. The New Credit Facility terminates on March 15, 1998, but may be extended thereafter, year to year, upon approval of the Lenders. As of March 31, 1996, there were no borrowings outstanding under the New Credit Facility.

On February 9, 1996, the Company called all of the Debentures for redemption on March 11, 1996. As of March 4, 1996, holders of Debentures had converted approximately 99.85% of the Debentures into 4,035,969 shares of Common Stock. The remaining Debentures were redeemed on March 11, 1996 for $89,188. The Company funded the redemption price for these Debentures and expenses of the redemption from working capital.

DIMON's management believes that DIMON's capital resources are adequate to meet its capital needs through June 30, 1996.

OTHER INFORMATION:

As a result of the April 1995 merger of Dibrell Brothers, Incorporated and Monk-Austin, Inc., the Company provided in fiscal year 1995 $17.9 million to complete the combination and rationalization of operations. Additional restructuring charges of $5 million to $10 million were anticipated during fiscal 1996. A total of $2.8 million in such charges have been taken in the first six months of fiscal 1996. Cash expenditures against these reserves are occurring as planned.


Part II     Other Information

Item 6.     Exhibits and Reports on Form 8-K.

(a)   Exhibits - 10    - Standby Agreement, dated February 9
                         1996, between the Company and Salomon
                         Brothers Inc and Wheat, First
                         Securities, Inc. (previously filed)

                 11    - Computation of Earnings (Loss) Per Common
                         Share. (previously filed)

                 27    - Financial Data Schedule.

(b) Reports on Form 8-K: On November 21, 1995, the Company filed a Form 8-K reporting, under Item 2 and Item 7 thereof, that the Company had completed the sale of its 50 percent interest in Rio Grande Tabacalera S.A. ("RGT") to Intabex Worldwide S.A., an unrelated third party.

On January 11, 1996, the Company filed Form 8-K/A1, amended the Form 8-K, to include the proforma financial information required by Item 7(b) with respect to the disposition of RGT.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               DIMON INCORPORATED

                              /s/ JERRY L. PARKER
Date May 8, 1996              ____________________________________
                              Jerry L. Parker
                              Vice President - Controller
                              (Principal Accounting Officer)

                                 EXHIBIT INDEX

Exhibit                                                           Page No.

  10              Standby Agreement, dated February 9
                  1996, between the Company and Salomon
                  Brothers Inc and Wheat, First
                  Securities, Inc. (previously filed)                --

  11              Computation of Earnings (Loss) Per Common
                  Share. (previously filed)                          --

  27              Financial Data Schedule                            30